UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Regency Energy Partners LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

75885Y 10 7

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 75885Y 10 7

1.	Names of Reporting Person: Riverstone V PVR Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,779,941

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,779,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,779,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75885Y 10 7

1.	Names of Reporting Person: Riverstone Energy Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,779,941

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,779,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,779,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75885Y 10 7

1.	Names of Reporting Person: Riverstone Energy GP V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,779,941

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,779,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,779,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) OO

The statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 28, 2014 (the “Initial 13D”) by the Reporting Persons with respect to the Common Units in the Issuer is hereby amended by this Amendment No. 1 (“Amendment No. 1”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.                                 Purpose of Transaction

Item 4(a) of the Initial 13D is hereby amended by adding the following sentence:

On April 11, 2014, PVR Holdings entered into a Unit Purchase Agreement, pursuant to which it agreed to sell 14,527,363 Common Units in a private placement as described in Item 5(c) below.

Item 5.                                 Interest in Securities of the Issuer

Subsections (a), (b), (c) and (e) of Item 5 of the Initial 13D are hereby amended and restated to read as follows:

(a)-(b) The percent of class provided for each Reporting Person below is based on 356,544,783 Common Units outstanding.

1.              Riverstone V PVR Holdings, L.P.

A.            Amount beneficially owned:  10,779,941

B.            Percent of class:  3.0%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  10,779,941

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  10,779,941

2.              Riverstone Energy Partners V, L.P.

A.            Amount beneficially owned:  10,779,941

B.            Percent of class:  3.0%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  10,779,941

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  10,779,941

3.              Riverstone Energy GP V, LLC

A.            Amount beneficially owned:  10,779,941

B.            Percent of class:  3.0%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  10,779,941

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  10,779,941

Riverstone V is the record holder of 100% of the limited partner interests of PVR Holdings. Management and control of Riverstone V is vested in its general partner, Riverstone GP V. Riverstone GP V is managed by a seven person management committee. The Reporting Persons other than PVR Holdings may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by PVR Holdings.

(c)  On April 11, 2014, pursuant to a Unit Purchase Agreement by and among PVR Holdings and certain institutional investors (the “Purchasers”), PVR Holdings agreed to sell an aggregate 14,527,363 Common Units at a price of $25.125 per Common Unit to the Purchasers in a private placement.  The Unit Purchase Agreement contains customary representations, warranties, covenants and closing conditions.  Pursuant to the Unit Purchase Agreement, PVR Holdings agreed, subject to certain exceptions, not to dispose of any Common Units for the period commencing on the date of the Unit Purchase Agreement and ending on the date that is 30 days after the date of the Unit Purchase Agreement.  The transaction is expected to close on April 16, 2014.

(e)  Upon the execution of the Purchase Agreement on April 11, 2014, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Units.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: April 15, 2014	RIVERSTONE V PVR HOLDINGS, L.P.

By: Riverstone Energy Partners V, L.P., its general partner

By: Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY PARTNERS V, L.P.

By: Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY GP V, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

Schedule 13D — Signature Page

Regency Energy Partners LP